Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: March 12, 2026

The following investor presentation was made available on March 12, 2026.

1 INVESTOR DAY MARCH 2026 PRECISION AEROSPACE & DEFENSE GROUP, INC. PH0 PH1

Disclaimer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL. THIS PRESENTATION IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION.

This presentation is being furnished by FACT II Acquisition Corp. ("FACT") and Precision Aerospace & Defense Group, Inc. (the "Company" or "PAD") solely for informational purposes to assist interested parties in making their own evaluation with respect to a potential business combination involving FACT and PAD and all related transactions (collectively, the "Proposed Business Combination") and for no other purpose. This presentation is solely as a preliminary basis for discussion. By reading this presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Except where otherwise indicated, all information in this presentation speaks as of March 10, 2026.

This presentation may not be reproduced, summarized or disclosed, in whole or in part, without the prior written authorization of FACT and the Company. This presentation does not purport to be comprehensive or all-inclusive and it is wholly indicative and for information purposes only. It does not purport to contain all of the information that may be required to make a full analysis of the Company or the Proposed Business Combination. It is not intended to form any basis of any investment decision or any other decision in respect to the Proposed Business Combination.

This presentation is based on information which has not been independently verified and which may have not been audited. Any estimates and projections contained herein involve significant elements of subjective judgment and analysis, which may or may not be correct. To the fullest extent permitted by law, in no circumstances will FACT and the Company, or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents provide any guarantee or warranty (express or implied) or assume any responsibility with respect to the authenticity, origin, validity, accuracy or completeness of the information and data contained herein or assume any obligation for damages, losses or costs (including, without limitation, any direct or consequential losses or losses of profits) resulting from any errors or omissions in this presentation, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Changes and events occurring after the date hereof may, therefore, affect the validity of the information, data and/or conclusions contained in this presentation and FACT and the Company assume no obligation to update and/or revise this presentation or the information and data upon which it has been based. You should not consider any information in this presentation to be legal, accounting, investment, business, tax or accounting advice or a recommendation. You should consult your own attorney, accountant, business advisor and tax advisor for legal, investment, business and tax advice regarding any of the proposed transactions presented in this presentation.

Forward-looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by the Company and the markets in which it operates, and the Company's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements involve predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. For example, PAD is using forward-looking statements in this presentation when it discusses its expectations regarding the timing of acquisitions and the performance of PAD's current operating entities and acquisition targets, if such acquisitions are successfully completed. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination or any of PAD's ongoing acquisitions and potential acquisition targets; (2) the outcome of any legal proceedings that may be instituted against FACT, the Company, the combined company or others between March 10, 2026 and the completion of the Proposed Business Combination; (3) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of FACT, to obtain financing to complete the Proposed Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (6) the risk that the Proposed Business Combination disrupts current plans and operations of FACT or the Company as a result of the announcement and consummation of the Proposed Business Combination; (7) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Proposed Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Proposed Business Combination; (10) the possibility that FACT, the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of any health epidemics, pandemics or other contagious outbreaks or geopolitical events, such as war, on the Company's business and/or the ability of the parties to complete the Proposed Business Combination; (12) the Company's estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) timing of acquisitions, if any, and the performance of the Company's current operating entities and acquisition targets, if such acquisitions are successfully completed; and (14) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary" in FACT's final prospectus relating to its initial public offering dated November 26, 2024. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4, initially filed by FACT with the U.S. Securities and Exchange Commission (the "SEC") on January 2, 2026 (as may be amended and supplemented from time to time, the "Registration Statement") and in other documents filed by FACT with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and FACT assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor FACT gives any assurance that either the Company or FACT will achieve its expectations.

Pro-forma Financial Information as of March 10, 2026

As of March 10, 2026, PAD is comprised of the following operating companies: Maney Aircraft, Inc. ("Maney"), Aerofab NDT LLC ("Aerofab"), AOP Precision Products, LLC ("V&M"), and Aerodyn Engineering, Inc. ("Aerodyn") (collectively, the "Current Operating Entities"). In addition, PAD has entered into definitive acquisition agreements with Western Professional, Inc. ("WestPro"), which was amended as of August 28, 2025, and with Southern Precision Machining ("SPM"), dated January 27, 2026. WestPro and SPM are collectively referred to as "Acquisition Targets." PAD also entered into a letter of intent on September 3, 2025, with Diagnostics Solutions International, LLC ("DSI"). The proposed transactions with the Acquisition Targets and DSI are subject to, among other things, certain conditions precedent including the completion of the Proposed Business Combination. As of March 10, 2026, PAD anticipates the acquisition of WestPro to occur on or about the date of the consummation of the Proposed Business Combination subject to the WestPro acquisition agreement's triggering events. As of March 10, 2026, PAD anticipates the acquisition of SPM to occur a number of weeks following the closing of the WestPro acquisition and the acquisition of DSI to occur a number of weeks following the closing of the SPM acquisition, subject to each acquisition agreement's respective triggering events. There can be no guarantee that any or all of the foregoing acquisition transactions will proceed to successful completion and it is possible that the acquisition of the Acquisition Targets and DSI may not occur at all or in the order or according to the timing currently expected by PAD. Accordingly, the information on slides 9, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 34, 35, 36, 38, 41, 42, 45 and 46 relating to locations, employees, customers, members of management, pro forma financial information and the integration of the different Acquisition Targets and DSI into the various business segments speaks as if the Current Operating Entities, the Acquisition Targets and DSI were all acquired by PAD as of January 1, 2024. There can be no guarantee that, if acquired, the Acquisition Targets and DSI will be successfully integrated with the Current Operating Entities within PAD's relevant business segments. This presentation also contains references to potential acquisitions by PAD of other companies in the future. While it is the present intention of PAD to acquire additional companies, there can be no guarantee that such acquisitions will materialize or PAD will be successful in acquiring all or any such businesses in the future or, if acquired, that PAD will be successful in integrating such acquired businesses within PAD's relevant business segments.

PAD PRECISION AEROSPACE & DEFENSE
2

Disclaimer (cont.)

Additional Information and Where to Find It
In connection with the Proposed Business Combination, FACT has filed the Registration Statement with the SEC, which contains a preliminary prospectus and proxy statement, referred to as a proxy statement/prospectus. After the Registration Statement is declared effective, a final proxy statement/prospectus will be sent to all FACT shareholders. FACT will also file other documents regarding the Proposed Business Combination with the SEC. Shareholders of FACT are advised to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information. Shareholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FACT through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation
FACT, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from FACT's stockholders in connection with the Proposed Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Proposed Business Combination and their ownership of FACT's securities are, or will be, contained in FACT's filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FACT's shareholders in connection with the Proposed Business Combination, including the names and interests of the Company's directors and executive officers, will be set forth in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Industry and Market Data
This presentation has been prepared by the Company and FACT and includes market data and other statistical information from sources believed by the Company and FACT to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of the Company or FACT, which in each case are derived from its review of internal sources as well as the independent sources described above. Although the Company and FACT believe these sources are reliable, the Company and FACT have not independently verified the information and cannot guarantee its accuracy and completeness.

Financial Information; Non-GAAP Financial Measures
The historical and pro forma historical financial information and data contained in this presentation is unaudited, based on draft statutory accounts, does not conform to Regulation S-X, and is subject to PCAOB audit. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the Registration Statement and the definitive proxy statement/prospectus contained therein. Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin, have not been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). EBITDA is defined as net income before interest expense, depreciation, amortization, and corporate taxes. EBITDA margin is defined as EBITDA (as defined above) divided by revenue. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company's management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. The Company and FACT believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in comparing the Company's financial condition and results of operations with other similar companies, many of which present similar non-GAAP financial measures to investors. However, other companies may calculate their non-GAAP measures differently, and therefore the non-GAAP measures in this presentation not be directly comparable to similarly titled measures of other companies. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non-GAAP financial measures. For more information on non-GAAP reconciliations, please see slide 46.

No Offer or Solicitation
This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which, or to any investor to whom, such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Use of Projections
Any financial information in this presentation (including specifically the projections) that are forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's and FACT's control. While such information and projections are necessarily speculative, the Company and FACT believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward-looking statements concerning the Company and FACT, the Proposed Business Combination, or other matters and attributable to the Company and FACT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Trademarks
This presentation contains trademarks, service marks, trade names and copyrights of the Company, FACT and other companies, as applicable, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names and copyrights in this presentation is not intended to, and does not imply, a relationship with Company or FACT, or an endorsement or sponsorship by or of the Company or FACT.

NEITHER THE SEC NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY CONSITUTES A CRIMINAL OFFENSE.

PAD
PRECISION AEROSPACE & DEFENSE
3

4 Today’s Agenda 1. Global Dynamics Driving US A&D Market 2. PAD Business Overview 3. Case Studies » Aerodyn Engineering » Westpro Lab » V&M Precision Machining & Grinding 4. Approach to Growth and M&A Strategy 5. Financial Information 6. Sponsor & Transaction Overview 7. Non - GAAP Reconciliations 8. Q&A PH0

5 SECTION 1: Global Dynamics Driving US A&D Market

6 U.S. and NATO Budget Growth Driving Aerospace Demand NATO & International Defense Rising GDP commitments create durable, diversified backlog beyond U.S. budget cycles Trends in US A&D Spending Record U.S. defense budgets create expected long term demand for manufacturing and sustainment TOTAL U.S. DEFENSE SPEND BY YEAR $757B $742B $816B $894B $886B $893B $893B $18B $18B $22B $26B $67B $12B $119B FY’20 Enacted FY’21 Enacted FY’22 Enacted FY’23 Enacted FY’24 Enacted FY’25 Enacted FY’26 Requested $774B $760B $839B $920B $954B $904B $1,012B U.S. FY’26 BUDGET REQUEST BY MILITARY DEPARTMENT $292.2B (11.2% YoY Growth) $197.4B (6.6% YoY Growth) $170.9B (3) (11.5% YoY Growth) Source: Industry Research, U.S. DoW FY’26 Budget as of December 31, 2025. United States Department of Defense Fiscal Year 2026 Budget Request. Source: BTIG Resea rc h, Bloomberg, Military.com, Reuters, NPR. (1) North Atlantic Treaty Organization, 2025 Archive Tables, June 3, 2025. (Figures for 2024 and 2025 are estimates). (2) Stockholm Institute of Peace, IMF, World Bank Open Data. (3) Figure represents general “Defense - Wide” Budget Request by Department of Defense. Discretionary Spend Mandatory Spend » EU member state defense expenditure up 62.8% from 2020 – 2025 » Members expected to move toward expected ≥2% GDP » Diversifies demand beyond U.S. budget cycles and extends backlog duration $301.1B (16.4% YoY Growth) 7.2% 7.1% 4.5% 3.2% 3.2% 2.9% 2.5% 2.5% 2.4% 2.3% 2.2% 2.1% 2.0% 2.0% 2.0% 1.3% 2025 ESTIMATED GLOBAL DEFENSE SPENDING (% OF GDP) (1)(2)

7 Maintenance, Modernization, and Orbital Expansion Source: Wall Street Research, Respective Company SEC Filings. *Note, forward - looking statements and outlook figures referenced h erein are based on current assumptions and information from this report and are subject to change. (1) Plane Spotters, Respective Company SEC Filings. (2) Accenture’s Resilience In Flight: Securing Future Growth Amid Volatil ity : Commercial Aerospace Insight Report (October 2025). (3) Flight Atlas (4) Oliver Wyman Global Fleet And MRO Market Forecast 2025 - 2035 (5) 2025 - 2030 Projection Data estimates 2.1% CAGR, 2030 - 2035 Projection Data esti mates CAGR of 3.3%. THE SPACE INDUSTRY IN CONTEXT (3) 25%+ Launch Growth 2024 - 2025 ~60% Launches from USA 170 SpaceX Launches in 2025 NUMBER OF GLOBAL ROCKET LAUNCHES PER YEAR (3) Space — Fastest Growing Defense Domain Launch activity positions PAD as a partner enabling space - domain expansion AIRLINE FLEETS BY AGE AND SIZE AS OF FEBRUARY 20, 2026 (1) 8 16 Avg. Fleet Age Fleet Size Fleet Modernization and Sustainment Demand Aging fleets and OEM constraints are driving sustained MRO growth and modernization MRO Demand, 2019 – 2035 ($ in B) (4) (5) 114 145 186 224 262 329 2020 2021 2022 2023 2024 2025 $120M $133M $156M $0M $20M $40M $60M $80M $100M $120M $140M $160M 2019 2021 2023 2025 2027 2029 2031 2033 2035 PH0

8 Section 2: PAD Business Overview

Precision Aerospace & Defense Group Overview

PAD PRECISION AEROSPACE & DEFENSE

$130.8M FY'26 Projected Pro-Forma Revenue(1)

$25.2M FY'26 Projected Pro-Forma EBITDA(1)(3)

Mission-critical aerospace components manufacturer and solutions provider serving DoW, OEMs, and Tier-1 suppliers across Engineering & Sustainment, Precision Manufacturing, and Advanced NDT

FY'26 Projected Pro-Forma Revenue Breakdown



8%
$130.8M(1)
48%
44%

- Engineering & Sustainment
- Precision Manufacturing
- Non-Destructive Testing

Diverse Portfolio Services Key Expanding End Markets

FY'25 Revenue by End Market(2)

***Commercial Aviation* ~50%**



Lufthansa
SriLankan



***Aerospace & Defense* ~31%**





***Space & Energy* ~19%**



PAD's Advantage

- ***Scaled manufacturing and engineering service capabilities***
- ***Direct service to the DoW, major OEMs & Tier 1 suppliers***
- ***Proven M&A identification and integration capabilities***

250+ Full-Time Employees	9 Locations	~225k SF	10+ OEM Customers

PAD PRECISION AEROSPACE & DEFENSE

Source: 2026 Company financial projection information.
(1) These are forward 2026 projections inclusive of Maney, V&M, Aerofab, and Aerodyn, and assumes the consummation of potential acquisitions of WestPro, SPM and DSI. For additional detail, please see Slide 13 and the Disclaimer. (2) Q4'25PF Revenue by End Market is pro forma combined and includes Maney, V&M, Aerofab, Aerodyn, WestPro, SPM and DSI. (3) EBITDA is a non-GAAP calculation. For additional detail on EBITDA reconciliation, please see the Disclaimer. (4) 10+ OEM Customers encompass existing customers within Maney, VM, Aerofab, Aerodyn, WestPro, SPM and DSI.

9

Engineering and Sustainment

Integrated engineering, test, and MRO solutions extending the life and performance of critical aerospace systems



PAD Engineering & Sustainment

Engineered & manufactured solutions to government agencies and prime contractors with MRO services for legacy aircraft sustainment

- Differentiated Offerings:
  - Engineering (Reverse, Custom Solutions, Design & Analysis Capabilities)
  - Design, Fabrication, Instrumentation, and In-House Testing
  - Service Life Extension Programs, Engine Upgrades & Avionics Modernization



Fine Element Analysis



Design & Engineering Solutions



Next Gen Jet Engine Testing

PAD's Engineering & Sustainment Segment

Maney

» Tube Bending & Flaring
» Cable & Harness Assembly
» Complex Machined Parts
» Custom Kitting and Assembly
» Ground Support Equipment





AERODYN

» Complete Service Instrumentation (e.g., temperature/ pressure/proximity measurements and calibration)
» Custom Designs (e.g., rakes & probes, traverse systems, capacitance probes)
» Slip Rings & Rotary Unions



DIAGNOSTIC SOLUTIONS INTERNATIONAL LLC

» Portable Carry-On RT&B
» Hums On-Board
» Sky Connect Tracker 3 Advanced System
» Inflight Connectivity (IFC - Aspire™)
» Vibration Data Analysis Software (VibDAS™)



AS9100 & ISO 9001:2015 Certifications

✓ **Engineering & Design**	✓ **Field Test Services**	✓ **System Testing, Repair & Overhaul**
✓ **New Product Development**	✓ **Rig Support**	✓ **HUMS Technology**
✓ **Instrumentation**	✓ **Slip Rings**	✓ **Ground Support Equipment**

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

10

Precision Manufacturing

AS9100-certified manufacturing for mission-critical aerospace, defense, and space applications



PAD Precision Manufacturing

Efficiently manufactures products for aerospace, defense, and space sectors, delivering on time to exact specifications

- Differentiated Offerings:
  - High-Speed 5 Axis CNC Machining Centers
  - Tight Tolerance Grinding, Honing, and Threading Operations
  - Palletized Machining for High Capacity
  - Robotic Machining



CNC Precision Manufacturing



Large Aero Structural Assembly



Landing Gear Parts

PAD's Precision Manufacturing Segment

V&M PRECISION MACHINING AND GRINDING

» Airframe Structures

» Landing Gear Components, Assemblies

» Aircraft Wing Ribs & Bulkheads, Floor Beams, Stringers

» Satellite & Missile Components



SPM Southern Precision Machining — QUALITY AEROSPACE PRODUCTS

» Complex Structural Assemblies

» Precision Engineered Components

» Large Format Advanced 3, 4 and 5 Axis Machining

» Reverse Engineering Capability







AS9100 & ISO 9001:2015 Certifications

✓ Complex, Precision CNC Milling, Drilling, & Turning	✓ Landing Gear Parts & Assemblies	✓ High Speed Machining of Complex Shapes
✓ Internal / External Grinding	✓ Large Aero Structural Assembly	✓ Reverse Engineering
✓ Vertical Milling	✓ Monolithic Part Machining and Part Construction	✓ Ground Support Equipment

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

11

Non-Destructive Testing Segment

Ultrasonic, eddy current, and weld inspection capabilities deliver reliable, standards-compliant quality assurance



PAD Non-Destructive Testing

Testing services and components designed to verify the structural integrity of critical components to industry standards

- Differentiated Offerings:
  - Casting, Forging, Custom Extrusion, Tube, and Sheet Material Inspection
  - Level III Certified NDE Inspector
  - Eddy Current Probes, Ultrasonic Transducers, and Custom Kit Boxes



Level III NDE / NDT Inspection



Ultrasonic Testing



Eddy Current Testing

PAD's Non-Destructive Testing Segment

AEROFAB NDT – *Inspection Tools for Safer Skies*

» Reference Standards (Boeing, Airbus, Bombardier, McDonnell Douglas, Military)

» Eddy Current Probes

» Ultrasonic Transducer

» Custom Kit Boxes



WESTPRO LAB

» Non-destructive Ultrasonic Inspection

» Non-destructive Phased Array Ultrasonic Testing

» Custom Engineered Testing Solutions

» Complex Forgings and Castings

» EDM Calibration Standards


0.177

Nadcap Accredited Certifications

✓ **Magnetic Particle Inspection (MPI)**	✓ **Eddy Current Testing (ET)**	✓ **Custom Reference Standards**
✓ **Ultrasonic Testing (UT)**	✓ **Fluorescent Penetrant Inspection (FPI)**	✓ **Phased Array Inspection**

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

12

Current Portfolio Overview

Key: Engineering & Sustainment | Precision Manufacturing | Non-Destructive Testing

September 2016
Acquired Maney Aircraft

September 2017
Acquired V&M Precision Manufacturing and Grinding

September 2024[1]
Signed SPA to acquire WestPro

December 2024
PAD Acquired Aerodyn Engineering

April 2025
Acquired majority stake in Aerofab NDT

January 2026[1]
Merger Agreement Executed with SPM

February 2026[1][2]
Negotiations for potential merger agreement with DSI

Source: Company Provided Materials. Note, the definitive acquisition agreements with the Acquisition Targets and DSI each typically contains a long-stop or similar date, and, unless renegotiated, such definitive acquisition agreement may be subject to potential termination after the long-stop date. For additional detail regarding the status of the pending acquisitions, please see the Disclaimer. (1) As of February 2026, this transaction has not closed, and the closing thereof may be subject to the satisfaction or waiver of certain closing conditions under the definitive agreement. (2) DSI entered into a letter of intent; negotiation on definitive agreement is ongoing.

PAD PRECISION AEROSPACE & DEFENSE
13

Nationwide Footprint

Strategically located near key customers & military locations with capacity for future growth

Kent, WA 98031: 14,155 sq. ft

Salem, OR 97301: 13,500 sq. ft

Ontario, CA 91710: 15,542 sq. ft

Ontario, CA 91710: 17,243 sq. ft

Brea, CA 92821: 30,000 sq. ft

PAD Headquarters
Overland Park, KS



BOEING
NUWC Keyport
BLUE ORIGIN
Idaho National Labs
Pacific Northwest National Labs
Hill AFB
Vandenberg SFB
BOEING
NGC
SPACEX
Los Angeles SFB
NAWS China Lake
NORTH ISLAND
HONEYWELL
BOEING
Kirtland AFB
Sandia National Labs
Tinker AFB
LOCKHEED
BOEING
KC National Security Campus
CATERPILLAR
Rolls Royce
BOEING
NSWC Crane
Wright-Pat AFB
GE Aerospace
USA Tank-Auto CMD
NUWC Newport
WASH D.C.
Navy Yard
NAS Pax River
NAVAIR
FT Bragg
JSOC
HQ USSF
Redstone Arsenal
Robins AFB
Eglin AFB
AFSOC
Cape Canaveral SFB
SOCOM

Indianapolis, IN 46241: 45,894 sq. ft
Whitestown, IN 46075: 28,583 sq. ft

Wilmington, NC 28405: 3,000 sq. ft

Shelbyville, TN: 60,000 sq. ft

Source: Company Provided Materials.
Note: Presence may be subject to the completion of certain acquisition transactions. As of February 2026, certain transactions relevant to these locations have not closed and the closing thereof may be subject to the satisfaction or waiver of certain closing conditions under the respective definitive agreements. For additional detail, please see the Disclaimer.

14

Blue-Chip Customer Base

Premier customers with long standing relationships, often under multi-year contractual programs

1+ Years	4+ Years	10+ Years
DLA	Gulfstream	Boeing
SpaceX	Pratt & Whitney	GE Aerospace
Boneal Aerospace	Blue Origin	Honeywell
CPI Aerostructures	Bombardier	Lockheed Martin
Pro Energy	TECT Aerospace	Rolls-Royce
Rocketdyne	PPG Aerospace	Siemens Energy
Bell Textron	Triumph	Caterpillar
	Solar Turbines	U.S Air Force Programs

Source: Company Provided Materials. *Note: Customers are not displayed by business segment.
(1) Customer representation is inclusive of Maney, V&M, Aerofab, Aerodyn, WestPro, SPM and DSI. Representation of these customers is subject to the completion of certain acquisition transactions. As of February 2026, certain transactions relevant to these customers have not closed and the closing thereof may be subject to the satisfaction or waiver of certain closing conditions under the definitive agreement. For additional detail, please see the Disclaimer.

PAD PRECISION AEROSPACE & DEFENSE

15

Leadership Team with a Track Record of Success

Led by an Experienced Executive Team with a Track Record of Developing Businesses Alongside Tenured Business Leaders at Each Segment

PRECISION AEROSPACE & DEFENSE

30+ Years

Average Experience



Brent Borden
Chief Executive Officer
30+ YEARS
INDUSTRY EXPERTISE



Joseph Thiewes
Chief Financial Officer
20+ YEARS
INDUSTRY EXPERTISE

Aero Engineering, Inc. | Honeywell FM&T | NSC | Ranger | Enjet Aero | General Electric | Parker

Engineering & Sustainment



Dave Lawrence
Founder & CTO, Aerodyn Engineering



Melinda Gerard
General Manager, Maney Aircraft



Brian Hatcher
Founder & President, Diagnostic Solutions Intl.

Precision Manufacturing



Jennifer Haskins
GM & CFO, V&M Precision Machining & Grinding



TJ Judge
President, Southern Precision Machining

Non-Destructive Testing



Brad Bowder
President, Western Professional, Inc.



Doug Melvin
Co-Founder & General, Manager, Aerofab NDT

Source: Company Provided Materials.

PRECISION AEROSPACE & DEFENSE
16

17 Section 3: Case Studies

18 Aerodyn Engineering Power Generation Technologies Case Study Dave Lawrence Founder & CTO

• Aerodyn - Company Background and History

AERODYN

Industries Served

- Aerospace & Defense
- Space
- Heavy Industry
- Power Generation
- Waste Energy Recovery
- Automotive


AERODYN
1919

Headquarters – Indianapolis, IN



Test Site – Whitestown, IN

2002
- Founded in February 2002
- Focus on Instrumentation of Gas Turbine Engines
- Field Test Support of OEM's (GE, RR, P&W)

2007
- Moved into 25k SF Facility
- High Precision machining
- Instrumentation
- Flight and Field Test Support
- Engineering

2011
- Created Test Facility in 2011
- Turbocharger Gas Stand Test Cells
- Vibration Testing
- Slip Rings and Telemetry Products
- Flow Calibration

2016
- Expanded Main site in 2016 by 23k SF
- Expansion needed for larger machines and capabilities

Present
- ~74k SF Facilities
- Customer funded expansion up to 15 machines
- New turbine applications driving demand

PAD
PRECISION AEROSPACE & DEFENSE

Source: Company Provided Materials.

19

20 Aerodyn – What we do • Machining and Fabrication of Development Hardware • Instrumentation of Components to Measure Performance and Durability • Slip Rings and Telemetry Systems to Monitor Rotating Sensors • Test Support - Flight, Field, and Test Cell Support • Engineering Support - Analysis and Test Data Reduction • Data Acquisition Systems • Turbocharger Gas Stand Testing • Vibration Testing • Performance Testing New Product Development for OEMs OEM Testing Services Source: Company Provided Materials.

Aerodyn – Credibility & Capability Create Barriers to Entry

Must Have Industry Certifications

- Elaborate Quality System per ISO 9001 and AS9100
- ITAR Compliant and SAM Registration
- Customer Specific Certifications to Perform Work and Processes (e.g. Welding, EDM, Machining)

Credibility & Personnel

- Years of Prior Successful Projects
- Strong Trust and Relationships
- Demonstrated Capability
- Years of Experience

Must Have Software and Systems

- ERP System to track orders and costs (Epicor, SAP)
- CAD Software to Design and Analysis (Unigraphics, SolidWorks, ANSYS)
- CAM Software to program Machines (MasterCAM, UG, Vericut, Open Mind)

State of the Art Equipment

- 5-Axis Machining Centers
- Special Processes- EDM, WaterJet Cutting
- Inspection Equipment CMM's, Laser Scan



DMG Mori DMU 125P





Source: Company Provided Materials.

21

22 Westpro Lab Space as a Growth Driver Case Study Brad Bowder / Todd Breeden President / VP of Operations

23 Westpro Lab – Industry - leading NDT Source: Company Provided Materials. PH0 PH1

Westpro Lab – About Us



Headquarters: Salem, Oregon

Serving major clients such as ***SpaceX, Lockheed Martin, Blue Origin,*** *and* ***Boeing.***

Core Service Offerings

- ✓ Phased Array Ultrasonics
- ✓ Conventional Ultrasonics
- ✓ Custom Inspection Systems
- ✓ Electrical Discharge Machining (EDM) / Dimensioning
- ✓ Calibration Standards

Barriers to Entry in Aerospace NDE / NDT

- ✓ Zero Failure Culture
- ✓ Significant Capital Investment
- ✓ Experienced, Qualified And Certified Personnel
- ✓ Quality Management System Accreditation
- ✓ Technical & Regulatory Complexity

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

24

25 V&M Precision Machining & Grinding Case Study Jennifer Haskins GM & CFO

V&M - Nature of Business + Customer Base

V&M PRECISION MACHINING AND GRINDING

Headquarters: Brea, California

Facility Size: ~30,000 SF

Founded in 1946

Landing Gear Manufacturer





Core Capabilities

- Hard Metals Machining
- Complex Assembly's
- Tight Tolerances
- Re-Engineer and Build to Print

OEM Approvals

- Boeing
- Triumph
- Goodrich
- ES3
- Mitsubishi

Programs

- **Leading Small Tier Supplier – C-17 Program**
- Program Lifecycle Extended 50 years in 2022
- DPS 4.804 Approved (Limited Suppliers Remaining)
- Assisting Major Suppliers (Herous-Devtek, Collins Aerospace)
- Commercial DPS 4.804 Approved
- DC9/10, 777, 737, 787, 747

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

26

27 V&M - New Market Developments » F - 35 Wingman With Integrated Electronic Attack Capabilities » New Version of XQ Valkyrie Requires Built - in Landing Gear » Parachute Conversion to Runway Landing » Increases Payloads & Range Kratos MQ - 58B » Customer Needs Over 250 Units » Reduces Lead Time » Limited Competition Shimmy Damper Testing » AS9110 Approval » Opens Door To New MRO Markets Maintenance, Repair and Overhaul Source: Company Provided Materials.

28 SECTION 4: Approach to Growth and M&A Strategy

Growth Levers For PAD Company - identified strategic initiatives to grow and execute key business objectives Preserving Specialized Knowledge » Retaining and developing talent remains vital as skilled tradesmen in legacy systems decreases Core Service Expansion » M&A across PAD’s core business verticals to scale capacity, mitigate production bottlenecks, and achieve economies of scale. Specialized Manufacturing & Engineering M&A » Accelerate tech adoption via targeted acquisitions to meet DoW and OEM demands and achieve faster turnaround times. » Integrate strategic assets to secure critical supply chain capabilities. Organic Growth » Streamline supply chains and reduce lead times to boost productivity » Integrate advanced technologies & manufacturing processes to increase efficiency Platform Accretion » Expand existing relationships and capabilities to new customers and related programs Technology - Driven M&A » Acquire new technologies and capabilities such as advanced sensors / materials, hypersonics, additive manufacturing, and space technologies Organic Inorganic 29 Source: Company Provided Materials.

30 PAD Positioned for Sustained Organic Expansion 01 02 Strategic Pricing Differentiate proposals by highlighting how solutions drive performance, efficiency, and strategic alignment with customer objectives - moving beyond competitive bidding Intercompany Selling Drive operational efficiency by leveraging in - house capabilities to reduce cycle times and deliver higher - margin contract performance Business - wide Offerings Enable cross - subsidiary commercial alignment and collaboration to present unified, high - value solutions for complex defense and aerospace OEM opportunities Cost out Initiatives Focused initiatives aimed at streamlining operations, eliminating waste, and lowering direct costs to drive sustained margin improvement LEAN Manufacturing Deliver faster, higher - quality, and more cost - effective products, while offering greater flexibility, better availability, and improved sustainability for customers Consolidated Sourcing Simplify and consolidate internal sourcing processes to reduce procurement costs, minimize supply chain complexity, and reinforce consistent quality standards across production 05 06 03 04 Source: Company Provided Materials.

31 M&A Momentum Supports Growth and Strategic Expansion Typical Target Profile » Founder owned legacy businesses » Proven profitability with long term customers » Complementary capabilities » Immediately accretive transactions » Expanding footprint within OEM supply chains Preferred Transaction Structure » Balanced cash and equity consideration » Founder retention and operational continuity » EBITDA based performance earn outs » Disciplined valuation multiples » Post close incentive alignment across platform Source: Company Provided Materials.

Disciplined M&A Strategy Supporting Strategic Initiatives

Targeted Capability Expansion Pipeline

Manufacturing & Engineering Services
Additive Manufacturing
Composites Manufacturing
Robotics Integration
Electrical & Mechanical Engineering
Electron Beam Welding
Electronics Integration

New NDT Technologies
Radiography
Magnetic Particle Inspection
Digital Radioscopy Testing Department

Innovative Technologies & Capabilities
Radio Frequency Products
Sensor Technologies
Surveillance Technologies
Hypersonic Tech
Battery Storage

Illustrative Annual Target Selection Process



Annual Target Universe: ~100-120
Broad target universe evaluated against strategic and financial criteria
Qualified Targets: ~30-40
Management engaged opportunities aligned with platform expansion
Actionable Opportunities: ~10-15
Opportunities meeting return thresholds, cultural fit and alignment
Executable Transactions: ~3-5
Advanced diligence and negotiated terms
Executed LOI
Closings: ~2-3
Board Approval and Closing

Source: Company Provided Materials.

32

33 Section 5: Financial Information

PAD Backlog

PAD's backlog supports a variety of end markets and positions the company for strong YoY growth

PAD Entity Backlog Through 2030(1)

($ in millions; as of Jan 1, 2026)

$89.6M



$4.1
$36.8
$48.7
Engineering & Sustainment
Precision Manufacturing
Non-Destructive Testing

Highlights(2)

+63%
of Projected FY'26PF Revenue in Backlog

PRECISION MANUFACTURING

V&M PRECISION: Diversified backlog build with DoW (**DC-9**, CH-47, & **CH53K** King Stallion programs) and **Boeing** (747, 767 and 777 platforms) resulting in less reliance on **C-17** program.

SPM: Backlog reflects a diversified mix of **eight** aerospace & defense OEMs/Tier 1s, anchored by robust commitments in premium business aviation from **Gulfstream** and a reliable $14M from defense programs via **Lockheed Martin**.

+35%
Growth in Total Backlog since Q1'25PF

ENGINEERING & SUSTAINMENT

AERODYN: Significant backlog build with **GE Aerospace** (82% YoY) and **ProEnergy** (1088% YoY), as well as **Pratt & Whitney** holding $3.3M. All time high of $36.3M in backlog, with ~$20.0 booked for 2026 sales

Maney: **Backlog surpassing $12M** for first time, driven by **B-1B Lancer** program and new program awards

$37.0M
of FY'27PF - FY'28PF Revenue in Backlog

NON-DESTRUCTIVE TESTING

WESTPRO LAB: Proprietary phased array processes and customized inspection solutions developed with **SpaceX** driving sales outlook for 2026CY, with additional collaborations with **NASA** and **Boeing** increase their scope and demand.

Source: Company Provided Materials.
(1) Backlog is inclusive of Maney, V&M, Aerofab, Aerodyn, WestPro and SPM as of 12/31/2025.
(2) V&M data is as of 12/31/2025, SPM data is as of 12/31/2025, Aerodyn data is as of 12/31/2025, Maney data is as of 12/31/2025, and WestPro data is as of 12/31/2025.

PAD PRECISION AEROSPACE & DEFENSE
34

35 PAD Financial Core 7 Business Growth Outlook Sustainable growth, margin expansion and high - efficiency cash conversion Source: Company Provided Materials. (1) Please refer to Slide 13 and the Disclaimer for more information regarding the status of the current businesses and pending acquisitions. (2) EBITDA is a non - GAAP calculation. For additional detail on EBITDA reconciliation, please see the Disclaimer. (3) FY’24PF financials include a udi ted figures for Maney, V&M, 10 months and 22 days of Aerofab , 8 days of Aerodyn, and unaudited financials for the remainder of the financial year for Aerodyn and Aerofab , and full - year financials for DSI, SPM, and WestPro . (4) FY’25PF and FY’26PF contain the following entities: Maney, Aerofab , V&M, Aerodyn, WestPro , SPM and DSI. Commentary ▪ FCF Conversion of ~60% in FY’25 ▪ All entities generated positive FCF in FY’25, with ~70% FCF conversion at the operating level ▪ 15% Growth FY’26 v FY’25, supported by 63% of sales in backlog ▪ 8% CAGR FY’24 – FY’26 ▪ Sustained 35%+ Gross Margin ▪ Consistent Margin Expansion YoY Pro Forma Historical & Projected Adj. EBITDA Profile (1)(2) ($ in millions) Pro Forma Historical & Projected Revenue & Gross Margin Profile (1) ($ in millions) (4) (4) (3) $72.4 $73.0 $83.8 35% 37% 38% 30% 35% 40% 45% 50% 40 50 60 70 80 FY’24PF FY’25PF FY’26PF Revenue Gross Margin (4) (4) $11.7 $13.3 $15.8 16% 18% 19% 0% 10% 20% 30% 0 5 10 15 20 25 FY’24PF FY’25PF FY’26PF EBITDA EBITDA Margin Cashflow Snapshot as of FY’25PF FCF Yield FCF EBITDA 60.2% $8.0M $13.3M (3) PH0

36 PAD Projected Growth w/ M&A Outlook Strategically identified acquisitions bolster organic growth and additional cross - selling opportunities Source: Company Provided Materials. (1) Please refer to Slide 13 and the Disclaimer for more information regarding the status of the current businesses and pending acquisitions. EBITDA is a non - GAAP calculation. Please see the Disclaimer. (2) FY’24PF financials include audited figures for Maney, V&M, 10 months and 22 days of Aerofab , 8 days of Aerodyn, and unaudited financials for the remainder of the financial year for Aerodyn and Aerofab , and full - year financials for DSI, SPM, and WestPro . (3) FY’25PF includes the prior years’ pro - forma figures. (4) FY’26PF figures includes the prior years’ pro - forma figures and assume FY’26PF planned acquisitions as part of inorganic operations (Target 2: $30M Revenue; $5.7M EBITDA and Target 3: $17M Revenue; $3.7M EBITDA). (5) Certain acquisition agreements may include earnout payments that could affect future financial performance and p rof itability. Please refer to the Disclaimer for additional detail. (6) As of March 10, 2026, no binding agreements exist with r esp ect to such planned acquisitions. (7) FY’25PF contains the following entities: Maney, Aerofab, V&M, Aerodyn, SPM, DSI, and WestPro. (8) FY’26PF contains the following entities: Maney, Aerofab, V&M, Aerodyn, SPM, DSI, WestPro, Target #2 and Target #3. Pro Forma Historical & Projected Revenue & Gross Margin Profile (1) Pro Forma Historical & Projected Adj. EBITDA Profile (1) *Growth from planned acquisitions in FY’26E *Organic growth without any synergies ($ in millions) ($ in millions) FY’26E Planned Acquisitions (5)(6) Target #3: Capabilities: Optics & Surveillance Target #2: Capabilities: Rapid Deployment Mesh Network & C4S Capable (4)(7) (2) $72.4 $73.0 $83.8 $ 47 .0 35% 37% 38% 30% 35% 40% 45% 50% 0 50 100 FY’24PF FY’25PF FY’26PF Target Revenue Revenue Gross Margin $11.7 $13.3 $15.8 $ 9.4 16% 18% 19% 0% 10% 20% 30% 0 5 10 15 20 25 FY’24PF FY’25PF FY’26PF Target EBITDA EBITDA EBITDA Margin $130.8 $25.2 (2) (3)(7) (3)(7) (4)(7) PH0 PH1

37 Section 6: Sponsor & Transaction Overview

Transaction Overview

BCA Dated November 27, 2025 between PAD and FACT

Pro-Forma Capitalization Assuming 50% Trust Redemptions

Pro-Forma Ownership %



SPAC Public Shareholders(4)
FACT Sponsor Shares(7)
Board Member / IPO UW Shares(12)
Precision Aerospace & Defense Group Shareholders
27.8%
10.5%
1.4%
60.3%

Sources	$M
Existing Common Shareholder Rollover[(1)(2)]	$123.9
Preferred Equity Conversion[(3)]	11.2
Equity to Fund Acquisitions[(5)]	54.5
Sponsor & Affiliates Rollover	37.4
SPAC Cash in Trust & Potential Financings[(4)]	91.0
Private Credit Facility	50.0
Total Sources	**$368.0**

Pro-Forma Valuation	
Illustrative Share Price at Closing	$10.00
Pro-Forma Shares Outstanding (M)[(3)(4)(5)(6)]	31.5
Pro-Forma Equity Value ($M)	$314.5
Estimated Net Debt ($M)[(8)]	($4.2)
Pro-Forma Enterprise Value ($M)	**$310.3**

Uses	$M
Existing Shareholder Rollover (Common Stock & Preferred Equity Conversion)[(1)(2)]	$135.1
Equity to Fund Acquisitions[(5)]	54.5
Repayment to Preferred Shareholders[(9)]	9.6
FACT II & Affiliates Rollover	37.4
Acquisition Costs[(10)]	60.9
Deal Fees[(11)]	18.7
Cash to Balance Sheet	51.8
Total Uses	**$368.0**

Source: Company Provided Financials. (1) Assumes $189.6M Pre-Transaction Equity Value (existing shareholder rollover of $135.1M ($123.9M Common Equity; $11.2M Preferred Equity) and $54.5M equity issued to fund acquisitions). (2) Assumes 100% Rollover Equity. (3) Represents Equity Conversion of 1,122,500 Series A-E Preferred Shares; Assumes Series E 100% committed. (4) Assumes 50% Potential Redemptions = $91.0M cash in Trust (8,750,000 shares at $10.40 per share). (5) Represents the equity portion of acquisition for Aerodyn, Aerofab, WestPro & DSI alongside a reserve of shares for future acquisitions (including Targets #1 and #2 on Slide 36). (6) Pro forma share count includes 12.4M of rollover-equity, 1.1M to Preferred Shareholders, 5.4M shares issued to satisfy acquisitions and acquisition reserve, 8.75M shares based on a 50% redemption scenario at $10.40 per share and shares issued to other financing investors, 3.3M to SPAC Sponsor founder shares, 0.2M shares to SPAC IPO underwriters, and 0.2M shares to FACT board members. (7) FACT Sponsor shares are capped at 11.0% pro-forma ownership at close, excluding any earnout share considerations. This illustrative analysis assumes no remaining sponsor shares in excess of the cap. (8) Assumes full paydown of Aerodyn's $46M Promissory Note and $2.5M of Aerofab Promissory Notes + $50.0M of new debt facility totaling $57.0M of Debt and $61.2M of Cash at transaction close. (9) Represents repayment to preferred shareholders from PAD's Series A – Series E Rounds. (10) Represents the cash & promissory note portion of acquisition costs for Aerodyn, Aerofab, SPM, WestPro and DSI. (11) Includes Deferred Underwriter's Fee, Legal Fees, M&A Advisory Fees and estimated Working Capital Adjustments related to acquisitions. (12) Represents SPAC IPO Underwriter Shares of 0.2M, and FACT Board Member Shares of 0.2M.

38

39 BC Partners - Up to $80M of Additional Growth Capital Source: Company Provided Materials. (1) The potential financing is subject to numerous conditions, including, without limitation, the completion of du e d iligence and the execution and delivery of definitive documentation. (2) Assumes potential financing together with approximately $175 million in gross proceeds raised i n F ACT’s initial public offering, subject to any redemptions. (3) There can be no assurance that any definitive agreement will be entered into in relation to the financing or that the financing or any other financing will be completed on the terms described, or at all. x Executed non - binding indicative term sheet for up to $80M credit and equity financing (1)(3) x Bolster balance sheet and potential acquisition activity alongside SPAC trust proceeds (2)(3) x Provides a framework to pursue institutional capital in connection with the proposed transaction

40 Select Public Comparables Benchmarking Valuation Performance PAD Public Comparables Universe* Source: Company financials & FactSet as of 3/10/2026 *Note: Forward revenue and EBITDA margin for public comparables are based on FactSet consensus estimates where available. Ent erp rise Value (“EV”) is calculated using public market data and SEC filings. Projections are inherently uncertain and may not materialize. PAD’s comparable universe reflects companies with simi lar offerings, scale, end markets, and operating models within Aerospace & Defense. PKE lacks sell - side coverage; 2026E is based on company guidance. EV / CY’26E Revenue EV / CY’26E EBITDA 19.4x 33.5x 32.6x 31.2x 22.2x 18.4x 23.9x 18.2x 14.8x Median: 22.2x Median: 5.4x 10.1x 9.1x 7.3x 6.3x 5.4x 3.6x 3.3x 2.6x 2.6x Mean: 5.6x Mean: 23.8x

Select Public Comparables Benchmarking

Operational Performance


PAD Public Comparables Universe*
PAD PRECISION AEROSPACE & DEFENSE
TRANSDIGM GROUP INC.
HEICO
CURTISS-WRIGHT
PARK AEROSPACE CORP.
ESCO TECHNOLOGIES
VSE CORPORATION
GHM
MOOG
Ducommun
FY'24PF(1) – FY'26PF Projected Pro-Forma Revenue CAGR
7.6%
34.4%
12.3%
14.5%
9.6%
8.5%
19.4%
31.5%
15.7%
8.9%
5.6%
Base Case(2)
Management Case(3)
Mean: 14.0%
Median: 12.3%
FY'26PF Projected Pro-Forma Gross Margin
38.4%
41.5%
58.7%
39.5%
38.4%
31.3%(5)
41.7%
15.7%
25.9%
27.7%
27.4%
Base Case(2)
Management Case(3)
Mean: 34.0%
Median: 31.3%
FY'26PF Projected Pro-Forma EBITDA Margin(4)
18.8%
19.2%
52.3%
27.2%
22.3%
21.2%
24.4%
19.5%
14.0%
14.5%
17.3%
Base Case(2)
Management Case(3)
Mean: 23.6%
Median: 21.2%

Source: Company Provided Materials and FactSet as of 3/10/26. *Note, FactSet research analysts' consensus is used to calculate public comparable estimated forward revenue, gross margin and EBITDA margin. These are projections and are therefore subject to risk that such results may not materialize. PAD's comparables universe was selected based on companies with a similar suite of offerings, scale, end-market exposure, and operating model within the broader Aerospace & Defense universe. (1) FY'24PF financials include audited figures for Maney, V&M, 10 months and 22 days of Aerofab, 8 days of Aerodyn, and unaudited financials for the remainder of the financial year for Aerodyn and Aerofab, and full-year financials for SPM, WestPro, and DSI. For additional detail, please see Slide 35. (2) Base Case includes Maney, Aerofab, V&M, Aerodyn, DSI, SPM, and WestPro. For additional detail, please see Slides 35 & 36. (3) Management Case includes Maney, Aerofab, V&M, Aerodyn, SPM, WestPro, DSI and 2 potential acquisition targets referenced on Slide 36. (4) EBITDA Margin is a non-GAAP calculation. For additional detail on EBITDA Margin reconciliation, please see the Disclaimer. (5) 2025 projected pro forma margin data was not available for PKE due to limited sell side analyst coverage. Accordingly, the average of the prior two fiscal years has been used for this data point.

PAD PRECISION AEROSPACE & DEFENSE

41

Select Public Comparables Benchmarking

EBITDA Multiple Expansion & Index Comparisons

EBITDA Multiple Expansion[2]

PAD | **Select Public Comparables[4]**

**FYE 2026 EV/EBITDA Multiples*


12.3x
22.2x
+1.6x
23.8x
PAD
PRECISION AEROSPACE & DEFENSE
(1)(2)
PAD LOI Signing Date
7/15/2025
Present
3/5/2026

Aerospace & Defense Indices[2][3]

Index Multiple Comparisons

**TTM EV/EBITDA Multiples*


33.3x
27.3x
24.4x
SPSIAD
DJSASD
DXS

PAD
PRECISION AEROSPACE & DEFENSE

Source: FactSet and Bloomberg data as of 3/10/2026
(1) PAD multiple based of FY'26PF financials, which includes Maney, Aerofab, V&M, Aerodyn, SPM, WestPro, DSI and 2 potential acquisition targets referenced on Slide 36. (2) EBITDA Margin is a non-GAAP calculation. For additional detail on EBITDA Margin reconciliation, please see the Disclaimer. (3) Indices references are as follows: S&P Aerospace & Defense Select Industry Index (SPSIAD), Dow Jones U.S. Select Aerospace & Defense Index (DJSASD), and SPADE Defense Index (DXS). (4) Select Public Comparables: Transdigm, Park Aerospace Corp., Curtiss-Wright, Moog, ESCO Technologies, HEICO, VSE Corporation, Ducommun, and Graham Corporation. PAD's comparables universe was selected based on companies with a similar suite of offerings, scale, end-market exposure, and operating model within the broader Aerospace & Defense universe. Figures presented above reflect the mean EV/EBITDA multiple of the selected public comparables.

42

43 Precision Aerospace & Defense Group, Inc. (PAD) Purpose Built Platform Poised for Significant Growth Long - Standing Customer Relationships Across Capability Sets and End Markets Coveted Positioning Throughout the Manufacturing Supply Chains Drives Attractive Revenue Growth and Margin Profile

44 Appendix: Non - GAAP Reconciliations Business Overview

PAD Pro-Forma Historical & Projected Summary

Consolidated Income Statement

PAD Pro-Forma Historical & Projected Summary Financials										
	Q1'25PF	Q2'25PF	Q3'25PF	Q4'25PF	FY'25PF[3]	Q1'26PF	Q2'26PF	Q3'26PF	Q4'26PF	FY'26PF[4]
Revenues	**$18.5**	**$19.3**	**$18.6**	**$16.7**	**$73.0**	**$20.5**	**$21.8**	**$22.0**	**$19.5**	**$83.8**
Cost of sales	11.2	12.7	11.7	10.2	$45.8	13.0	13.4	13.5	11.7	51.7
Gross profit	**$7.3**	**$6.6**	**$6.9**	**$6.5**	**$27.2**	**$7.5**	**$8.3**	**$8.6**	**$7.8**	**$32.2**
	39%	34%	37%	39%	37%	37%	38%	39%	40%	38%
Operating										
SG&A (Less Interest Expense)	$4.4	$4.0	$4.1	$4.9	$17.5	$4.5	$4.3	$4.4	$4.9	18.2
Total Operating Income (Expense)	**$2.9**	**$2.5**	**$2.7**	**$1.5**	**$9.7**	**$3.0**	**$4.0**	**$4.2**	**$2.9**	**$14.0**
Other Income (Expense)										
Interest Expense	(0.5)	(0.5)	(0.4)	(0.5)	($1.9)	(0.2)	(0.2)	(0.2)	(0.2)	(0.8)
Other income (expense)	0.6	0.6	(0.1)	(0.1)	$1.0	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Taxes	0.2	0.5	0.7	0.5	$1.9	0.6	0.8	0.8	0.6	2.8
Total other income (expense)	**($0.1)**	**($0.4)**	**($1.2)**	**($1.1)**	**($2.8)**	**($0.8)**	**($1.0)**	**($1.0)**	**($0.8)**	**(3.6)**
Net income (loss)	**$2.8**	**$2.1**	**$1.6**	**$0.5**	**$6.9**	**$2.2**	**$3.0**	**$3.1**	**$2.1**	**$10.4**

PAD PRECISION AEROSPACE & DEFENSE

Source: Company Provided Materials.
(1) Financials are inclusive of all seven of the completed and pending acquisitions assuming they were acquired by PAD as of January 1, 2024. For additional detail, please see Slide 13 and the Disclaimer. (2) Certain acquisition agreements may include earnout payments that could affect future financial performance and profitability. (3) FY'25PF financials include audited figures for Maney, V&M, Aerofab, and Aerodyn, and unaudited financials for WestPro, SPM, and DSI. (4) FY'26PF includes financials from Maney, V&M, Aerofab, Aerodyn, WestPro, SPM and DSI.

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46 46 Source: Company Provided Materials. (1) Financials are inclusive of all seven of the completed and pending acquisitions assuming they were acquired by PAD as of Jan uary 1, 2024. For additional detail, please see Slide 13 and the Disclaimer. (2) 2025PF financials include audited figures fo r Maney, V&M, Aerofab, and Aerodyn and unaudited financials for WestPro, SPM and DSI. (3) FY’26PF includes financials from Mane y, V&M, Aerofab, Aerodyn, WestPro, SPM and DSI. (4) 2024 One - Time costs include Owner Salaries, Owner’s Discretionary Expenses, Royalties Income, Equipment Rental Fees, and Rent. 2025 One - Time costs include Property Insurance, Equipment Rental Fe es, and Royalty Expenses. (5) PAD Expenses include Advisory, Legal, and Accounting/Tax Expenses. (6) Professional Fees are related to CFO Salary and other one - time fees. (7) Professional Fees are related to other one - time fees. Reconciliation of Non - GAAP Financial Measures Q1’25PF Q2’25PF Q3’25PF Q4’25PF FY’25PF (2) Q1’26PF Q2’26PF Q3’26PF Q4’26PF FY’26PF (3) Net income (loss) $2.8 $2.1 $1.6 $0.5 $6.9 $2.2 $3.0 $3.1 $2.1 10.4 Depreciation & Amortization $0.6 $0.5 $0.4 $0.4 $2.0 $0.4 $0.4 $0.4 $0.4 1.8 Interest expense $0.5 $0.5 $0.4 $0.5 $1.9 $0.2 $0.2 $0.2 $0.2 0.8 Taxes $0.2 $0.5 $0.7 $0.5 $1.9 $0.6 $0.8 $0.8 $0.6 2.8 EBITDA $4.0 $3.6 $3.1 $1.9 $12.7 $3.4 $4.5 $4.6 $3.3 15.8 WestPro One-Time Expenses (4) $0.1 $0.1 $0.1 $0.1 $0.4 $0.0 $0.0 $0.0 $0.0 - PAD One-Time Expenses (5) ($0.3) ($0.2) $0.3 $0.2 ($0.0) $0.0 $0.0 $0.0 $0.0 - Aerodyn Professional Fees (6) $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 - SPM Professional Fees (7) $0.1 $0.1 $0.1 $0.0 $0.2 $0.0 $0.0 $0.0 $0.0 - Adj. EBITDA $4.0 $3.6 $3.5 $2.2 $13.3 $3.4 $4.5 $4.6 $3.3 15.8 21% 19% 19% 13% 18% 17% 20% 21% 17% 19% PAD Pro-Forma Historical & Projected EBITDA Reconciliation

Forward-Looking Statements

This communication relates to the proposed business combination between FACT II Acquisition Corp. (“FACT”) and Precision Aerospace & Defense Group, Inc. (“PAD” or the “Company”) (the “Business Combination”). This communication includes “forward-looking statements” within the meaning of applicable U.S. federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to: statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; future ventures or investments in companies, products, services or technologies; the potential for the Company to increase in value; the satisfaction of the closing conditions of the proposed Business Combination and any other transaction related thereto; expectations relating to the proposed Business Combination and any other transaction related thereto; and the timing of the closing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause PAD’s or FACT’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PAD is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PAD’s limited operating history; PAD’s expectations regarding future financial performance, capital requirements and unit economics; PAD’s use and reporting of business and operational metrics; PAD’s competitive landscape; PAD’s dependence on members of its senior management and its ability to attract and retain qualified personnel; PAD’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; PAD’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PAD’s reliance on strategic partners and other third parties; PAD’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination or any other transaction related to the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any statements or enforcements or other actions relating to special purpose acquisition companies by the U.S. Securities and Exchange Commission (the “SEC”)) that could adversely affect the combined company or the expected benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; the risk that the approval of the shareholders of FACT or PAD or any other condition to the closing of the proposed Business Combination is not obtained; failure to realize the anticipated benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; risks relating to any legal proceedings that may be instituted against FACT, the combined company or others in connection with the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC.

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The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the documents filed by FACT from time to time with the SEC, including the Registration Statement (as defined below), when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this communication. Neither PAD nor FACT undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed Business Combination, FACT and PAD have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement for the solicitation of FACT shareholder approval and a prospectus for the offer and sale of FACT securities in the proposed Business Combination, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed Business Combination. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF FACT AND PAD ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about FACT and PAD as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FACT, PAD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FACT’s shareholders in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be contained in the proxy statement/prospectus pertaining to the proposed Business Combination when available at www.sec.gov.

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